SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-3066	E-MAIL ADDRESS jmercado@stblaw.com

August 6, 2015

Via EDGAR

Ms. Ellie Quarles

United States Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Republic of Peru

Registration Statement under Schedule B

Filed July 15, 2015

File No. 333-205678

Form 18-K for Fiscal Year Ended December 31, 2014

File d July 15, 2015

File No. 001-02512

Dear Ms. Quarles,

On behalf of our client, the Republic of Peru (the “Republic”), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 1014 (the “Form 18-K) of the Republic, in response to the recent comment letter received from the Staff of the Commission. For convenient reference, we have also supplementally provided to the Staff a marked version of each of the Registration Statement and the Form 18-K to show all changes from each of the registration statement and annual report, filed on July 15, 2015.

In addition, we are providing the following responses to the comment letter dated July 29, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments below. Please note that all references to page numbers in our responses below are references to the page numbers of Pre-Effective Amendment No. 1 to the Registration Statement and to the amended annual report on Form 18-K. The responses and information described below are based upon information provided to us by the Republic.

BEIJING    HONG KONG    HOUSTON     LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Ellie Quarles Special Counsel	Page 2	August 6, 2015

Registration Statement on Schedule B

General

1.	Please revise to expressly state that you are incorporating your Form 18-K by reference under an appropriately titled section. To the extent applicable, please revise to identify any other documents that you are incorporating by reference into the prospectus. Please also disclose the SEC file number(s) and the filing date(s).

The Republic notes the Staff’s comment and has revised the disclosure appearing on page 27 of the Registration Statement on Schedule B to specifically incorporate by reference the Form 18-K and any subsequent amendments thereto.

Facing Page of Registration Statement

2.	We note that the SEC file number disclosed in footnote (8) to the Calculation of Registration Fee table does not match the SEC file number provided in your Rule 429 discussion. Please revise or advise.

The Republic notes the Staff’s comment and has corrected the information appearing in the footnote regarding Rule 429.

Cover Page of Registration Statement

3.	In the second paragraph, clarify that debt issued before July 2015 is subject to a different form of collective action clause.

The Republic notes the Staff’s comment and advises that it has added applicable disclosure on the cover page of the Prospectus.

Indenture trustee, page 4

4.	Please clarify that the debt securities issued under the indenture are not subject to the Trust Indenture Act of 1939.

The Republic notes the Staff’s comment and advises that it has revised the disclosure appearing on page 2 of the Prospectus to address the comment.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities, page 17

5.	Please delete the disclaimer of responsibility for the accuracy of information in this description.

The Republic notes the Staff’s comment and advises that it has deleted the disclaimer appearing on page 17.

Ellie Quarles Special Counsel	Page 3	August 6, 2015

Exhibit F

6.	Please file a new legal opinion that addresses the securities that may be offered by this registration statement and the new indenture.

The Republic notes the Staff’s comment and advises that the revised Exhibit F filed with the Registration Statement addresses the securities to be offered.

Annual Report on Form 18-K

Annex A, page D-117

7.	Please revise to include the date of issue for each issue of funded debt outstanding as of the close of the last fiscal year. Please refer to Item 3 of Form 18-K.

The Republic notes the Staff’s comment and advises that it has filed a revised Annex A as part of the Form 18-K/A including the issue date of the funded debt outstanding.

*     *     *     *

We hope that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to contact me at (212) 455-3066 if you have any questions regarding the contents of this letter or the Registration Statement.

Sincerely,

/s/ Jaime Mercado

Jaime Mercado

cc:	Carlos Linares Peñaloza

Director General

Dirección General de Endeudamiento y Tesoro Público

Ministerio de Economía y Finanzas

José Andrés Olivares Canchari

Director

Dirección de Gestión de Mercados Financieros

Dirección General de Endeudamiento y Tesoro Público

Maria Teresa Marino de Hart

Consulate General of Peru